SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

May 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Catherine Courtney Gordon

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hercules Technology Growth Capital, Inc. –
Post-Effective Amendment No.2 to Registration Statement on Form N-2 (File No. 333-187447)

Dear Ms. Gordon:

On behalf of Hercules Technology Growth Capital, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company during a conversation held on April 28, 2014, regarding the Company’s Post-Effective Amendment No.2 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.

Prospectus Summary

1.	The Staff refers the Company to the following sentence included on page 2 of the Registration Statement, “Our structured debt investments typically include warrants or other equity interests, giving us the potential to realize equity-like returns on a portion of our investments.” Please explain what “equity-like returns” are and provide a plain English explanation in the Registration Statement.

Response: The Company has revised the Registration Statement accordingly.

2.	The Staff refers the Company to the following sentence included on page 2 of the Registration Statement, “Our equity ownership in our portfolio companies may represent a controlling interest.” Please explain what you mean when you reference “control” and include such explanation in the Registration Statement.

Response: The Company has revised the Registration Statement accordingly.

3.	The Staff refers the Company to the following sentence in “Prospectus Summary – Our Market Opportunity – Technology-Related Companies are Underserved by Traditional Lenders”: “The unique cash flow characteristics of many technology-related companies include significant research and development expenditures and high projected revenue growth thus often making such companies difficult to evaluate from a credit perspective.” Please modify the reference to “high projected revenue growth” so as to avoid implying that all technology-related companies have high projected revenue growth.

Response: The Company has revised the Registration Statement accordingly.

4.	The Staff refers the Company to the following sentence in “Prospectus Summary – Our Business Strategy – Mitigate Risk of Principal Loss and Build a Portfolio of Equity-Related Securities”: “We believe that we can mitigate the risk of loss on our debt investments through the combination of loan principal amortization, cash interest payments, relatively short maturities (generally 12-60 months), security interests in the assets of our portfolio companies, and on select investment covenants requiring prospective portfolio companies to have certain amounts of available cash at the time of our investment and the continued support from a venture capital or private equity firm at the time we make our investment.” Please modify this sentence to reflect that you “seek to mitigate the risk of loss.”

Response: The Company has revised the Registration Statement accordingly.

5.	The Staff refers the Company to the following sentence in “Prospectus Summary – Our Business Strategy – Benefit from Our Efficient Organizational Structure”: “We believe that the perpetual nature of our corporate structure enables us to be a long-term partner for our portfolio companies in contrast to traditional investment funds, which typically have a limited life. In addition, because of our access to the equity markets, we believe that we may benefit from a lower cost of capital than that available to private investment funds.” The Staff notes that not even a corporation is perpetual. Please modify this sentence.

Response: The Company has revised the Registration Statement accordingly.

Fees and Expenses Table

6.	The Staff notes that the Company has not included a line item for “Acquired Fund Fees and Expenses.” Please include this line item and reflect the fees associated with the Company’s investments in funds. If the Company does not have any investments in funds and that is the reason that the line item has not been included in the table, then please provide such explanation to the Staff.

Response: The Company hereby confirms that the Company does not have any investments in funds that would be required to be disclosed under the Acquired Fund Fees and Expenses line item and, as a result, the Company has not included such line item in the Fees and Expenses Table.

7.	The Staff refers the Company to the line item “Total annual expenses” and requests that the Company include a footnote explaining that common stockholders will bear all expenses.

Response: The Company has modified footnote 9 to the table and provide that “ ‘Total annual expenses’ is presented as a percentage of weighted average net assets attributable to common stockholders, because the holders of shares of our common stock (and not the holders of our debt securities or preferred stock, if any) bear all of our fees and expenses, including the fees and expenses of our wholly-owned consolidated subsidiaries, all of which are included in this fee table presentation.”

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

3